TERAFOX CORP.
                               STR. LEGE, 6, SOFIA
                                 BULGARIA, 1000

January 15, 2015

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Justin Dobbie, Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re: Terafox Corp.
    Registration Statement on Form S-1
    File No. 333-200675

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Terafox Corp. (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time on January 20, 2015, or as soon thereafter as is practicable.

The Company acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Terafox Corp.


By: /s/ Aleksey Gagauz
   --------------------------------
   Aleksey Gagauz
   CEO